ANGLO AMERICAN

JAN 11 2008

Washington, DC
101

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

08000198

27 December, 2007

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 24 – 27 December 2007

Director/PDMR interests

- SIP – 10 Dec 07
- A E Redman options – 11 Dec 07
- R M Godsell – resignation 31 Jul 07

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Other

- Close period share repurchases – 21 Dec 07

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

C Marshall
Companies Secretary
Encs

dw 1/14

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 24 December 2007, an independent company purchased 45,000 ordinary shares of the Company at prices between £30.32 and £30.61 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,241,825 ordinary shares, representing 8.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares)

Andy Hodges
Deputy Company Secretary
Anglo American plc
27 December 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 21 December 2007, an independent company purchased 72,500 ordinary shares of the Company at prices between £29.63 and £29.95 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,196,825 ordinary shares, representing 8.03 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
24 December 2007

Anglo American plc

Close Period share repurchase programme

Anglo American plc (the "Company") announces arrangements to continue the purchases of shares in the Company during its close period

Arrangements have been made in relation to the purchases of its shares during its close period, which commences on 31 December 2007 and ends on 20 February 2008, when the Company's results are scheduled to be published. The mandate contained in these arrangements is for an irrevocable, non-discretionary programme to purchase the Company's shares.

Any purchases will be effected within certain pre-set parameters, within the limits of the programme and at prices per share which will be no more than the higher of the price of the last independent trade in such shares and the highest current independent bid for such shares. Purchases of the Company's shares under these arrangements will be announced in keeping with existing regulations governing UK corporate share repurchases.

The Company confirms that it currently has no information which is not generally available and which, if generally available, would be likely to have a significant effect on the price of the Company's ordinary shares.

Nicholas Jordan
Company Secretary
Anglo American plc

21 December 2007

Deleted: K:\Min\Compsec\LSE\Close period buy back 21.12.07.doc

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

The Company announces that on 30 September 2007, Mr R M Godsell, a Non-Executive Director of the Company, will resign from the board of AngloGold Ashanti Limited, a company incorporated in the Republic of South Africa.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

N Jordan
Company Secretary
31 July 2007

Anglo American plc ("the Company")

PDMR's Interests

The Company announces that on 11 December 2007 Mr A E Redman, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.54945 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Date of Grant	Number of Share Options	Option Strike Price	Share Sale Price
17 February 1998	16,800	ZAR51.25	£33.85

The notification of these transactions satisfies the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
11 December 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Friday 7 November 2007:

1. 5,985 Shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £33.45 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	4 shares
C B Carroll	(director)	3 shares
R J King	(PDMR)	4 shares
R Médori	(director)	4 shares
D Weston	(PDMR)	3 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
10 December 2007

END